Exhibit 5.1

Allen C. Tucci

atucci@archerlaw.com

215-246-3192 (Ext. 5192) Direct 215-963-9999 Direct Fax

Archer & Greiner, P.C.

Three Logan Square

1717 Arch Street, Suite 3500

Philadelphia, PA 19103

(215) 963-3300

Main (215) 963-9999 Fax www.archerlaw.com

June 24, 2021

NuOncology Labs, Inc.
c/o Small Cap Compliance
7339 E. Williams Dr.
Scottsdale, AZ 85255

Re: Cancellation of Indebtedness Due to Statute of Limitations

To Whom It May Concern:

We are furnishing you this opinion at the request of NuOncology Labs, Inc. (the “Issuer” or, the “Company”) in connection with the fair presentation of the financial condition of the Issuer: specifically, whether certain indebtedness (the “Debt”) should continue to be reflected as due and payable by the Issuer.

We have relied upon the following additional information in rendering our opinion:

1.	All securities filings made by the Issuer and filed with Securities and Exchange Commission (“SEC”) were true and correct, as of the date of filing.
2.	Since the date of the last SEC filing, a Form-10-SB, that was filed on May 17, 1999, and withdrawn on July 9, 1999 (the “Most Recent Filing”), there has been no payment made on any of the Debt, and no agreements with any of the holders of the Debt.
3.	The Debt is comprised of an installment note payable (and the current portion of that long-term liability), trade accounts payable, payroll taxes payable and accrued, and due to related parties.
4.	The promissory notes and laws governing the liabilities are governed, exclusively, by the laws of the State of Florida.

In connection with this opinion, we have reviewed applicable federal and state laws, rules and regulations and have made such investigations and examined such documents and material related to the Company as I have deemed necessary and appropriate under the circumstances. Our review has been limited to reports filed with the SEC in compliance with the Securities Exchange Act of 1934, as amended, and with the SEC, without having independently verified such factual matters.

1

NuOncology Labs, Inc.
November 3, 2021

The documents that we have reviewed, included, but are not limited to, the Most Recent Filing and all other documents and disclosures posted on OTCmarkets.com, as of the date of this letter.

In my examination, I have assumed and have not verified, (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to me as originals, if any (iii) the conformity with the originals of all documents supplied to me as copies, and (iv) the accuracy and completeness of all corporate records and documents and of all certificates and statements of fact given or made available to me by the Company.

State of the Law

There is a 5-year statute of limitations for the collection of a corporate debt issued in the State of Florida, under Section 95.11(a)(2) of the Florida Code. Florida courts have determined that the five-year statute of limitations begins to run at the loan maturity date.

There is also a 5-year statute of limitations for an action based upon a contract, obligation or liability founded upon an instrument of writing. As a result, a collection action for any contract for payment with the Issuer must be commenced within five years of when the payment was due.

The limitations period begins on the date of the last transaction, last item charged or last credit given; provided, however, whenever any principal or interest payment has been made after the due date, then the limitations period begins from the date the last payment was made.

The debts constituting promissory notes, on the Issuer’s balance sheet (specifically, the installment note payable of $20,007, and the current portion of the installment note of $4,175 arise from a promissory note made prior to December 31, 1998 (the dated of the financial statements contained in the Most Recent Filing).

The balance sheet liabilities reflected as “due to related parties” constitute demand loans made before December 31, 1998. The statute of limitations on such demand loans is six years from the date of the note. The amount due to related parties is reflected at $8,500, on the December 31, 1996 balance sheet.

The trade payables listed on the December 31, 1998 balance sheet also constitute corporate debts, subject to a 5-year statute of limitations, under Section 95.11 of the Florida Code. This amount is reflected at $246,703, on the balance sheet.

Federal payroll tax liabilities are subject to a 10-year statute of limitations from the date that the filing was due. Payroll tax filings are due each quarter, and thus the statute of limitations on the $10,087 tax liability reflected on the balance sheet would have begun to run at sometime before December 31, 1998.

Facts and Legal Opinion

(1)               The Company has stated that debt identified on the balance sheet that constitutes on demand promissory notes that were entered into in excess of five years ago. Since that time there have been no collection efforts by the holders of the notes, or any party. The amount of liabilities falling under this category include the current and long-term portions of the installment note, and the amounts due to related parties.

Under Section 95.11 of the Florida Code, the statute of limitations for collection of these debts against the Company is 5 years after the date of the instrument. All of the above-listed obligations were entered into more than 5 years prior to the date of this letter. As a result of this fact, and the assumptions made in this letter, we are of the opinion that the holder of the above-referenced notes may not legally bring and action for collection of the instruments against the Company. As a result, we conclude that fair presentation of the financial statements of the Company would require removal of the debt associated with these promissory notes.

NuOncology Labs, Inc.
November 3, 2021

(2)               The Company has stated that certain debts on the balance sheet arise from contract. Specifically, the Issuer’s balance sheet identifies trade payables, all of which constitute liabilities from contract. This amount consists of the trade payables reflected on the balance sheet at $246,703.

Under Section 95.11 of the Florida Code, the statute of limitations for collection of these debts against the Company ends 5 years after the date of the last transaction, last item charged or last credit given. We have been informed by the Company that no payments or further credit transactions with the parties have occurred since the date of the Most Recent Filing. As a result of these facts, and the assumptions made in this letter, we are of the opinion that the parties holding the above-referenced debts may not legally bring and action for collection of these debts against the Company. As a result, we conclude that fair presentation of the financial statements of the Company would require removal of the debt associated with these contractual obligations.

(3)               The Company has stated that certain debts reflected on the December 31, 1998 balance sheet constitute debts for payroll tax liabilities incurred prior to December 31, 1998. This amount totals $10,007.

Under the Internal Revenue Code, the statute of limitations that applies to the ability to collect these amounts is 10-years from the date that the tax filing was due. The tax filing for the amount reflected on the December 31, 1998 balance sheet would have been due in 1998, or, at the latest, at some time in 1999. Since more than 10 years has passed, the collection of this debt is barred by the statute of limitations. As a result, we conclude that fair presentation of the financial statements of the Company would require removal of the debt associated with these tax liabilities.

As to matters of fact, I have relied upon information obtained from public officials, officers of the Company, and/or other sources, and I represent that all such sources were believed to be reliable. I have relied upon the Company’s assurances concerning the lack of payment, settlement discussions or collection activities on the Debt since the date of the Most Recent Filing.

I have made no independent attempt to verify facts as provided to me and set forth herein and this opinion is limited to and conditioned upon, the facts as stated herein.

I am qualified to practice law in the States of Delaware, Pennsylvania and New York and I express no opinion as to the laws of any jurisdictions except for those of the State of Florida and the United States of America referred to herein.

This opinion letter and the opinions it contains shall be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association's Business Law Section as published in 53 Business Lawyer 831 (May 1998).

Our opinions set forth in this letter are based upon the facts in existence and laws in effect on the date hereof and we expressly disclaim any obligation to update our opinions herein, regardless of whether changes in such facts or laws come to our attention after the delivery hereof.

This opinion is limited to the matters set forth herein. No opinion may be inferred or implied beyond the matters expressly contained herein. This opinion is rendered solely for your benefit and no other person or entity, other than your successors and assignees, shall be entitled to rely on any matter set forth herein without the express written consent of the undersigned.

Very truly yours,

/s/ Allen C. Tucci

ALLEN C. TUCCI ARCHER & GREINER, P.C.